John McIlvery

Partner

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E-Mail	jmcilvery@stubbsalderton.com

October 24, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Re:                        Resonant Inc.
Responses to Staff Comments of October 17, 2016 with respect to:
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 1-36467

Ladies and Gentlemen:

On behalf of Resonant Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated October 17, 2016 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statement of Operations, page 40

1.                                    We note you present “Stock compensation expense” as a separate line item in your statement of operations. Please revise future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

The Company notes the Staff’s comment and will begin to present stock compensation expense in the manner indicated commencing with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission October 24, 2016 Page 2

Exhibits 31.1 and 31.2

2.                                    Please amend the filing to include certifications that include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We note that the filing was made after the end of the transition period that allows for these omissions. You may filed an abbreviated amendment limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Section 246.13 of the Compliance and Disclosure Interpretation for Regulation S-K at https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to the Staff’s comment, concurrently herewith we have filed an abbreviated Amendment No. 1 to Annual Report on Form 10-K that includes the correct certifications as Exhibits 31.1 and 31.2.

*  *  *  *  *

We hope the above has been responsive to the Staffs comments. If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:        Terry Lingren